UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

INVISION CAPITAL, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46184W 20 9
(CUSIP Number)

O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010 Blaine, WA 98230 (360) 332-3300

__________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46184W 20 9

1.	Names of Reporting Person: EDI Exploration Drilling International Holding GmbH
I.R.S. Identification Nos. of above persons (entities only).:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 70,000,000 shares of common stock

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 70,000,000 shares of common stock

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 68.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 46184W 20 9

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Invision Capital, Inc., a Nevada corporation (“Invision”). The principal executive offices of Invision are located at #205 - 1480 Gulf Road, Point Roberts, WA, USA 98281.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by EDI Exploration Drilling International Holding GmbH (“EDI Holding”). The managing directors of EDI Holding are Rainer Rotthaeuser and Guenter Thiemann. Magdalena Rotthaeuser holds legal title to a 55.9% ownership interest in EDI Holding. However, Ms. Rotthaeuser holds 24.4% of EDI Holding in trust for two employees of EDI Exploration Drilling International GmbH (“EDI”). As such, neither Ms. Rotthaeuser nor any other shareholder of EDI Holding has the power to individually control EDI Holding.

EDI Exploration Drilling International Holding GmbH is a company formed under the laws of Germany with its corporate office at Goethestrasse 61, D-45721 Haltern Am See, Germany. EDI Holding is in the business of investing in developing technologies.

Rainer Rotthaeuser has a business address located at Goethestrasse 61, D-45721 Haltern Am See, Germany. Mr. Rotthaeuser is one of the managing directors of EDI Holding. Mr. Rotthaeuser is principally employed as a managing director of EDI and as a Director and as the Chief Executive Officer and President of Invision. Mr. Rotthaeuser also owns and operates a private architectural business called “Rotthaeuser Architekten.” Mr. Rotthaeuser is a citizen of Germany.

Guenter Thiemann has a business address located at Goethestrasse 61, D-45721 Haltern Am See, Germany. Mr. Thiemann is a shareholder and one of the managing directors of EDI Holding. Mr. Thiemann is principally employed as a managing director of EDI and as the Chief Financial Officer and Treasurer of Invision. Mr. Thiemann is a citizen of Germany.

During the past five years, neither EDI Holding, Mr. Rotthaeuser nor Mr. Thiemann have been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 26, 2006, EDI Holding transferred to Invision all of the outstanding shares of EDI in consideration for 50,000,000 shares in the common stock of Invision. Concurrently, EDI Holding acquired an additional 20,000,000 shares of Invision’s common stock from Frank Rigney, formerly Invision’s principal shareholder. In consideration for the 20,000,000 shares acquired from Mr. Rigney, EDI Holding paid $10,000 out of its own funds.

ITEM 4. PURPOSE OF TRANSACTION

On April 26, 2006, pursuant to a share purchase agreement (the “Share Purchase Agreement”) among EDI Holding, EDI, Invision and Frank Rigney, Invision acquired a 100% ownership interest in EDI (the “Acquisition”). The

CUSIP No. 46184W 20 9

purpose of the Acquisition was to allow Invision to acquire rights to the technologies being developed by EDI and to allow EDI to gain access to public equity markets.

Pursuant to the Share Purchase Agreement, Invision issued to EDI Holding 50,000,000 shares of its common stock. In addition, Mr. Rigney transferred 20,000,000 shares of Invision’s common stock to EDI Holding, being all of the shares of Invision owned by Mr. Rigney. The shares of Invision acquired by EDI Holding were acquired for investment purposes.

In connection with the Acquisition, effective on April 26, 2006, the following changes were made to Invision’s Board of Directors and executive officers:

(a)	John Boschert resigned as the Chief Financial Officer, President, Chief Financial Officer and Treasurer of Invision.

(b)	Rainer Rotthaeuser was appointed to Invision’s Board of Directors and as Invision’s Chief Executive Officer and President.

(c)	Guenter Thiemann was appointed as Invision’s Chief Financial Officer and Treasurer.

In accordance with the terms of the Share Purchase Agreement, within 10 days after an information statement prepared in accordance with Rule 14f-1 of the Securities Exchange Act of 1934 is mailed to Invision’s stockholders and filed with the Securities and Exchange Commission, Mr. Thiemann will replace Mr. Boschert on Invision’s Board of Directors. It is expected that Mr. Boschert will continue to act as Invision’s Secretary.

Other than as described above, there are no plans or proposals that EDI Holding is aware of which relate to or would result in a material change to Invision.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of April 26, 2006, EDI Holding, Rainer Rotthaeuser and Guenter Thiemann beneficially own the following securities of Invision:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
EDI Exploration Drilling International Holding GmbH	Common Stock	70,000,000 (direct)	68.6%
Rainer Rotthaeuser	Common Stock	Nil	N/A
Guenter Thiemann	Common Stock	Nil	N/A

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the

CUSIP No. 46184W 20 9

person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of April 26, 2006, Invision had 101,992,000 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Invision Shares:

All of the 70,000,000 shares of Invision’s common stock beneficially owned by EDI Holding are owned directly by EDI Holding which possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

EDI Holding has effected the following sales of Invision’s securities during the 60 days prior to April 26, 2006:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2006	EDI EXPLORATION DRILLING
INTERNATIONAL HOLDING GMBH

/s/ Guenter Thiemann
Per: Guenter Thiemann, Managing Director